UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of March, 2005

Cameco Corporation

(Commission file No. 1-14228)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Notice of the Meeting	3
	and Record Date

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2005	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

March 4, 2005

Securities & Exchange Commission
450 – 5th Street N.W.,
Washington, DC
20549

Dear Sirs:

RE:	CAMECO CORPORATION COMMON SHARES, ISIN # CA13321L1085 NATIONAL INSTRUMENT 54-101

Pursuant to the requirements of National Instrument 54-101, I am pleased to advise that our client, Cameco Corporation. has set a meeting date of May 5, 2005 for its Annual and General Meeting of Shareholders with a record date of April 1, 2005 for shareholders entitled to receive notice of the meeting.

Should you have any questions about this notice, please call (204) 987-2495.

Sincerely,

CIBC MELLON TRUST COMPANY

“Gloria Gherasim”

Gloria Gherasim
Manager, Client Relations